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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
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                               SCHEDULE 14D-9
                             (Amendment No. 1)

                   SOLICITATION/RECOMMENDATION STATEMENT

                        Pursuant to Section 14(d)(4)
                   of the Securities Exchange Act of 1934
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                                 CALMAT CO.

                         (Name of Subject Company)
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                                 CALMAT CO.

                    (Name of Person(s) Filing Statement)
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                  Common Stock, par value $1.00 per share
                   (including the associated Common Share
                              Purchase Rights)
                       (Title of Class of Securities)

                                131271 10 8
                   (CUSIP Number of Class of Securities)

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                               Paul Stanford
                       General Counsel and Secretary
                           3200 San Fernando Road
                           Los Angeles, CA 90065
                               (323) 258-2777

    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                              With a copy to:

                           Robert A Kindler, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, NY 10019-7475
                               (212) 474-1000




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                                INTRODUCTION

          The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on November 20, 1998, by CalMat Co., a Delaware corporation (the "Company"), relates to an offer by ALB Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Vulcan Materials Company, a New Jersey corporation ("Parent"), to purchase all of the shares of the common stock, par value $1.00 per share (including the associated common share purchase rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.

Item 8.   Additional Information to be Furnished

          The response to Item 8 is hereby amended by adding the following after the first paragraph thereof:

          On November 25, 1998, a purported class action suit was filed on behalf of Paul Green, who alleges that he is a stockholder of the Company, against the Company, the members of the Board, Parent and the Purchaser in the Delaware Court of Chancery. This complaint is captioned Paul Green v. John C. Argue, Arthur Brown, Denis R. Brown, Harry M. Conger, Rayburn S. Dezember, A. Frederick Gerstell, Richard A. Grant, Jr., Edward A. Landry, Thomas L. Lee, Thomas M. Linden, Georgia R. Nelson, Stuart T. Peeler, CalMat Co., Vulcan Materials Co. and ALB Acquisition Corporation (the "Green Complaint"). The Green Complaint alleges, among other things, that the individual defendants abetted by Parent have breached their fiduciary duties to the Company's stockholders by failing to maximize stockholder value and by failing to make adequate disclosure. The Green Complaint seeks, among other things, an order enjoining consummation of the Offer and the Merger.

          In addition, on November 30, 1998, a purported class action suit was filed on behalf of Lauri Livingstone, who alleges that she is a stockholder of the Company, against the Company and the members of the Board in the Superior Court of the State of California for the County of Los Angeles. This complaint is captioned Lauri Livingstone v. John C. Argue, Arthur Brown, Denis R.. Brown, Harry M. Conger, Rayburn S. Dezember,
A. Frederick Gerstell, Richard A. Grant, Jr., William T. Huston, Edward A. Landry, Thomas L. Lee, Thomas M. Linden, Stuart T. Peeler, CalMat Co., Inc. and Does 1 through 100 (the "Livingstone Complaint"). The Livingstone Complaint alleges, among other things, that the individual defendants have breached their fiduciary duties to the Company's stockholders by failing to maximize stockholder value. The Livingstone Complaint seeks, among other things, an order enjoining consummation of the Offer and the Merger. The Company believes both the Green Complaint and the Livingstone Complaint are without merit. The Green Complaint and the Livingstone Complaint are attached hereto as Exhibits (c)(5) and (c)(6), respectively, and are incorporated herein by reference in their entirety.



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Item 9.   Exhibits

          The response to Item 9 is hereby amended by adding the following new Exhibit:


(c)(5) Complaint captioned Paul Green v. John C. Argue, Arthur Brown, Denis R. Brown, Harry M. Conger, Rayburn S. Dezember, A. Frederick Gerstell, Richard A. Grant, Jr., Edward A. Landry, Thomas L. Lee, Thomas M. Linden, Georgia R. Nelson, Stuart T. Peeler, CalMat Co., Vulcan Materials Co. and ALB Acquisition Corporation.

(c)(6) Complaint captioned Lauri Livingstone v. John C. Argue, Arthur Brown, Denis R. Brown, Harry M. Conger, Rayburn S. Dezember, A. Frederick Gerstell, Richard A. Grant,, Jr., William T. Huston, Edward A. Landry, Thomas L. Lee, Thomas M. Linden, Stuart T. Peeler, CalMat Co., Inc. and Does 1 through 100.






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                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        CALMAT CO.



                                        By   /s/ PAUL STANFORD
                                        ---------------------------------
                                        Name:  Paul Stanford
                                        Title: Executive Vice President,
                                               General Counsel and
                                               Secretary


Dated as of December 4, 1998




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EXHIBIT INDEX

Exhibit           Description                                 Page No.

(c)(5) Complaint captioned Paul Green v. John C. Argue, Arthur Brown, Denis R. Brown, Harry M. Conger, Rayburn S. Dezember, A. Frederick Gerstell, Richard A. Grant, Jr., Edward A. Landry, Thomas L. Lee, Thomas M. Linden, Georgia R. Nelson, Stuart
          T. Peeler, CalMat Co., Vulcan Materials Co. and ALB Acquisition Corporation.

(c)(6) Complaint captioned Lauri Livingstone v. John C. Argue, Arthur Brown, Denis R. Brown, Harry M. Conger, Rayburn S. Dezember, A. Frederick Gerstell, Richard A. Grant,, Jr., William T. Huston, Edward A. Landry, Thomas L. Lee, Thomas M. Linden, Stuart T. Peeler, CalMat Co., Inc. and Does 1 through 100.



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